SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. 1)*


                         PRG-Schultz International, Inc.
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)


                                    69357C503
                                 (CUSIP Number)


                                October 23, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)



                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69357C503                  13G/A                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    2,111,669
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    2,111,669
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             2,111,669
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
             9.1%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                      IA
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 69357C503                  13G/A                     Page 3 of 5 Pages

This Amendment No. 1 amends and restates the statement on Schedule 13G filed on October 23, 2009 (as amended, the "Schedule 13G") to correct the date of event which required the filing of the Schedule 13G.

The Reporting Person previously filed Schedules 13G and 13D and subsequent amendments to such reports relating to the shares of common stock, no par value, of PRG-Schultz International, Inc.


Item 1(a).      Name of Issuer:
                PRG-Schultz International, Inc.

Item 1 (b).     Address of Issuer's Principal Executive Offices:
                600 Galleria Parkway, Suite 100
                Atlanta, Georgia 30339

Item 2 (a).     Name of Person Filing:
                JANA Partners LLC

Item 2 (b).     Address of Principal Business Office or, if None, Residence:
                767 Fifth Avenue, 8th Floor
                New York, NY 10153

Item 2 (c).     Citizenship:

                This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various entities and accounts under its management and control, including but not limited to, Segregated Portfolio 13 ("SP13"), a managed account for which JANA Partners LLC serves as investment manager. Pursuant to a Subadvisory Agreement with SP13, in certain circumstances SP13 has the right to override the voting decisions made by JANA Partners LLC with respect to securities held in SP13, including 105,278 shares of Common Stock, and has the right to terminate its Subadvisory Agreement with JANA Partners LLC. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2 (d).     Title of Class of Securities:

                Common Stock, no par value

Item 2 (e).     CUSIP No:

                69357C503

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)    [ ] Broker or dealer registered under Section 15 of the Act,

          (b)    [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c)    [ ] Insurance Company as defined in Section 3(a)(19) of the
                     Act,

          (d)    [ ] Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,


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CUSIP NO. 69357C503                  13G/A                     Page 4 of 5 Pages

          (e)    [X] Investment Adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E),

          (f)    [ ] Employee Benefit Plan or Endowment Fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F),

          (g)    [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h)    [ ] Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

          (i)    [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership

(a)     Amount beneficially owned: 2,111,669
(b)     Percent of Class: 9.1%
(c)     Number of shares as to which JANA Partners LLC has:
           (i)   Sole power to vote or to direct the vote: 2,111,669
          (ii)   Shared power to vote or to direct the vote: 0
         (iii)   Sole power to dispose or to direct the disposition: 2,111,669
          (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.
        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        Not Applicable.

Item 9. Notice of Dissolution of Group.
        Not Applicable.


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CUSIP NO. 69357C503                  13G/A                     Page 5 of 5 Pages

Item 10. Certification.

         The Reporting Person hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


DATED:  October 23, 2009




                                  JANA PARTNERS LLC


                                  By: /s/ Jennifer Fanjiang
                                      -------------------------------------
                                      Jennifer Fanjiang
                                      Deputy General Counsel